January 3, 2025

Carl Stanton
Chief Executive Officer
Focus Impact BH3 NewCo, Inc.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

Mihir Dange
Chief Executive Officer
XCF Global Capital, Inc.
5170 Golden Foothill Parkway
El Dorado Hills, CA 95762

       Re: Focus Impact BH3 NewCo, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed December 16, 2024
           File No. 333-281116
Dear Carl Stanton and Mihir Dange:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.
 January 3, 2025
Page 2
Amendment No. 2 to Form S-4 filed December 16, 2024
Risk Factors
We may become subject to requirements of Rule 419 to which we are not currently subject., page 95

1. We note your response to comment 5. Please revise to clearly disclose whether the
       Focus Impact shares are "penny stock," and provide a brief explanation of how you determined whether or not the Focus Impact shares are "penny stock" as defined in
       Rule 3a51-1 under the Exchange Act.
Unaudited Pro Forma Condensed Combined Financial Information, page 104

2.     In response to comment 6, you set forth that the conversion ratio is
0.76 for shares
       attributable to XCF equity holders; however, the letter to stockholders refers to a conversion ratio of 0.86. In addition, the NewCo shares in note (4) appear to add to
       158,380,631, while the number in the table lists 148,378,692. Lastly, the XCF shares in note (4) appear to add to 182,079,777, while the XCF share number referenced in the letter to stockholders is 172,899,777. Please clarify the primary differences between these amounts.
The Background of the Business Combination, page 133

3. We note your response to comment 8. Please revise to clearly disclose the assumed discounted potential revenue and profitability from XCF's New Rise Reno facility and from additional sustainable fuel facilities that could be developed from
XCF   s
       modular facility design.
Reasonable Basis Review of XCF's Financial Projections and Underlying Assumptions, page
155

4. We note your response to comment 11, including your revised disclosure on page 156.
       Please revise to further clarify how Zukin concluded that XCF's assumptions provided reasonable support for the projections. As an example only, we note your disclosure
       that "Zukin concluded that XCF   s assumptions, taken as a whole,
provide reasonable
       support for the projections, based upon a review of the key assumptions driving
       XCF   s projections, as compared to market rates and/or projected rates for those
       drivers, along with management   s representations of XCF   s growth
plans, as of the
       time of Zukin   s review." Please explain how Zukin reviewed the key
assumptions
       driving the projections, disclose the source of the market rates and/or projected rates for those drivers, and clarify how Zukin concluded that management representations sufficed as support for management projections.
 January 3, 2025
Page 3

       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Peter S. Seligson, P.C.